

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Thomas Freeburg
Chief Financial Officer
Interpace Biosciences, Inc.
Morris Corporate Center 1, Building C
300 Interpace Parkway
Parsippany, NJ 07054

      Re: Interpace Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed April 1, 2021
           File No. 000-24249

Dear Mr. Freeburg:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences